SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2019

LG Display Co., Ltd.

LG Twin Towers, 128 Yeoui-daero, Yeongdeungpo-gu, Seoul 07336, Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Q3’19 Earnings Results

I. Performance in Q3 2019 – IFRS Consolidated Financial Data

	(Unit: KRW B)
Item	Q3 18	Q2 19	Q3 19	QoQ	YoY
Quarterly Results
Revenues	6,102	5,353	5,822	9%	-5%
Operating Income	140	-369	-437	N/A	N/A
Income before Tax	110	-442	-600	N/A	N/A
Net Income	18	-550	-442	N/A	N/A

II. IR Event of Q3 2019 Earnings Results

1. Provider of Information:	IR Team
2. Participants:	Investors, Securities analysts, etc.
3. Purpose:	To present Q3 19 Earnings Results of LG Display
4. Date & Time:	16:00 (KST) on October 23, 2019
5. Venue & Method:	Earnings release conference call in Korean/English - Please refer to the IR homepage of LG Display Co., Ltd. at www.lgdisplay.com
6. Contact Information

1)  Head of IR:

Heeyeon Kim, Vice President, IR Division (82-2-3777-1010)

2)  Main Contact for Disclosure-related Matters:

Myoung Woon An, Manager, IR Team (82-2-3777-1076)

3)  Relevant Team: IR Team (82-2-3777-1010)

III. Remark

i.	Please note that the presentation material for Earnings Results is accessible on IR homepage of LG Display Co., Ltd. at www.lgdisplay.com.

ii.	Please note that the financial data included are prepared on a consolidated IFRS basis

iii.	Financial data for Q3 19 are unaudited. They are provided for the convenience of investors and can be subject to change.

Attached: Press Release

FOR IMMEDIATE RELEASE

LG Display Reports Third Quarter 2019 Results

SEOUL, Korea (Oct. 23, 2019) – LG Display today reported unaudited earnings results based on consolidated K-IFRS (International Financial Reporting Standards) for the three-month period ending September 30, 2019.

•	Revenues in the third quarter of 2019 increased by 9% to KRW 5,822 billion from KRW 5,353 billion in the second quarter of 2019 and decreased by 5% from KRW 6,102 billion in the third quarter of 2018.

•

Operating loss in the third quarter of 2019 recorded KRW 437 billion. This compares with the operating loss of KRW 369 billion in the second quarter of 2019 and the operating profit of KRW 140 billion in the third quarter of 2018.

•	EBITDA in the third quarter of 2019 was KRW 612 billion, compared with EBITDA of KRW 458 billion in the second quarter of 2019 and with EBITDA of KRW 1,020 billion in the third quarter of 2018.

•

Net loss in the third quarter of 2019 was KRW 442 billion, compared with the net loss of KRW 550 billion in the second quarter of 2019 and the net income of KRW 18 billion in the third quarter of 2018.

LG Display recorded KRW 5,822 billion in revenues in the third quarter of 2019, a quarter-on-quarter increase of 9% from KRW 5,353 billion, driven by increased sales of mobile panels as the company’s business in Plastic OLED (POLED) with higher prices per square meter has started in earnest.

The company registered KRW 437 billion in operating loss in the third quarter, compared with the previous quarter’s operating loss of KRW 369 billion, as panel prices declined steeper than market expectations, the company reduced the utilization rate of its LCD panel production lines, and the depreciation cost of the company’s new POLED plant increased.

Panels for TVs accounted for 32% of the revenue in the third quarter of 2019, 9% down from the previous quarter due to the reduced utilization rate of LCD TV panel plants, while those for mobile devices accounted for 28%, 9% up quarter-on-quarter, driven by an increase in POLED sales. Panels for tablets and notebook PCs accounted for 21% and desktop monitors for 18% respectively.

LG Display recorded 161% in the liability-to-equity ratio, 101% in the current ratio, and 74% in the net debt-to-equity ratio as of September 30, 2019. The increased ratios of liability-to-equity and net debt-to-equity compared with the previous quarter were mainly due to the company’s strategic investment into its shift towards an OLED-focused business structure.

“LG Display has been innovating its business structure in order to further strengthen the company’s fundamental and differentiated competitiveness,” said Dong-hee Suh, CFO and Senior Vice President of LG Display. “We will make efforts to find ways to strengthen our competitiveness in the LCD TV panel business from a long-term perspective by closing down or downsizing the company’s LCD TV panel production lines. We will further strengthen our capability in the areas of IT, Commercial, and Automotive displays where LG Display will be able to develop differentiated LCD products.”

He added, “We will step up our efforts to accelerate the trend for large-size OLED displays by highlighting their premium value and continue to maintain the stabilizing trends of our POLED business. LG Display will try to wrap up the structural improvement of its LCD business as soon as possible and will communicate with the market by setting up a long-term vision focusing on technologies and products that can provide differentiated value.”

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Earnings Conference Call

LG Display will hold a bilingual conference call in English and Korean on September 23, 2019 starting at 4:00 p.m. Korea Standard Time to announce the third quarter of 2019 earnings results. Investors can listen to the conference call via https://irsvc.teletogether.com/lgdisplay/lgdisplay2019Q3_eng.php

About LG Display

LG Display Co., Ltd. [NYSE: LPL, KRX: 034220] is the world’s leading innovator of display technologies, including thin-film transistor liquid crystal (TFT-LCD) and OLED displays. The company manufactures display panels in a broad range of sizes and specifications primarily for use in TVs, notebook computers, desktop monitors, and various other applications, including tablets and mobile devices. LG Display currently operates manufacturing facilities in Korea and China, and back-end assembly facilities in Korea, China, Poland, and Vietnam. The company has approximately 59,000 employees operating worldwide. For more news and information about LG Display, please visit www.lgdisplay.com.

Forward-Looking Statement Disclaimer

This press release contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Additional information as to factors that may cause actual results to differ materially from our forward-looking statements can be found in our filings with the United States Securities and Exchange Commission.

Investor Relations Contact:

Heeyeon Kim, Vice President and Head of Investor Relations

Email: ir@lgdisplay.com

Media Contact:

Tae-Sun You, Head of Public Relations and Public Affairs

Email: ytsun@lgdisplay.com

Jean Lee, Senior Manager, Global Communications

Tel: +822-3777-1689

Email: jean.lee@lgdisplay.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.
(Registrant)

Date: October 23, 2019	By:	/s/ Heeyeon Kim
(Signature)
	Name:	Heeyeon Kim
	Title:	Head of IR / Vice President